                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Reading Entertainment, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  755332-50-9
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                                (CUSIP Number)


                               S. Craig Tompkins
                         President, Craig Corporation
                       550 South Hope Street, Suite 1825
                        Los Angeles, California, 90071
                                (213)-239-05550


                                With copies to:


                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 17, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Exhibit Index Appears on Page 13)

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Page                                                                           1

CUSIP NO. 755332 50 9

------------------------------------------------------------------------------
      Name of Reporting Person
 1    I.R.S. Identification No. of Above Person (entities only)


------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6    Nevada

------------------------------------------------------------------------------
                          Sole Voting Power
                     7    0
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          See Item 5 below.
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             See Item 5 below.

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       with          10   0

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      See Item 5 below.
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes
12
      Certain Shares (See Instructions)                             [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14    CO

------------------------------------------------------------------------------

------------------------------------------------------------------------------
Page                                                                         2

CUSIP NO. 755332 50 9
------------------------------------------------------------------------------
      Name of Reporting Person
 1    I.R.S. Identification No. of Above Person (entities only)
      James J. Cotter
      SS# ###-##-####
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      See Item 3 below
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6    U.S.A

------------------------------------------------------------------------------
                          Sole Voting Power
                     7    0
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          See Item 5 below.
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          See Item 5 below.
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       with          10   0

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      See Item 5 below.

------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP NO. 755332 50 9
------------------------------------------------------------------------------
      Name of Reporting Person
 1    I.R.S. Identification No. of Above Person (entities only)
      Craig Corporation

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6    Nevada

------------------------------------------------------------------------------
                          Sole Voting Power
                     7    0
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          See Item 5 below.
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             See Item 5 below.

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       with          10   0

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      See Item 5 below.

------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.001 par value ("Reading Common Stock"), of Reading Entertainment, Inc., a Nevada corporation ("Reading"). The principal executive offices of Reading are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This statement is being filed by the following "Reporting Persons": Citadel Holding Corporation, a Nevada corporation ("Citadel"), James J. Cotter ("Cotter") and Craig Corporation, a Nevada corporation ("Craig"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of Reading Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement". This Statement constitutes Amendment No. 13 to Craig's previously filed Schedule 13D with respect to Reading.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than described in this Statement.

     Craig has its principal executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California, 90071. Craig is a Nevada corporation principally engaged in ownership and management of its interests in Citadel and Reading.

     Citadel has its principle executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California. Citadel is a Nevada corporation principally engaged in ownership and operation of motion picture theatres and live theatres.

     James J. Cotter, is a citizen of the United States with his principal business address at 550 South Hope Street, Suite 1825, Los Angeles, CA 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board and Chief Executive Officer of Reading, Craig and Citadel. Mr. Cotter is a citizen of the United States.

     The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth in Annexes A and B and Annexes A and B are incorporated herein by reference.

     Items (d)-(e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons may be deemed to own beneficially all of the Reading Common Stock owned beneficially by all the Reporting Persons by virtue of their agreeing to the voting provisions (the "Voting Covenant") contained in the Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel, Craig and Reading (the "Merger Agreement"). The Merger Agreement provides for the consolidation (the "Consolidation") of Craig and Reading with Citadel by means of separate mergers of Craig and Reading with subsidiaries of Citadel formed for this purpose. The Consolidation is described in detail in the joint statement/prospectus of the three companies made part of the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on August 24, 2001, as amended. The completion of the

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Page                                                                          5

Consolidation is conditioned upon, among other things, the approval of the Merger Agreement by the respective stockholders of Craig and Reading and the approval of (a) the issuance of the shares of Citadel class A nonvoting common stock, par value $0.01 per share ("Citadel Class A Stock") to the holders of Craig common stock, Craig common preference stock and Reading common stock in the Consolidation, (b) certain amendments to the Citadel 1999 Stock Option Plan,
(c) the issuance of Citadel Class A Stock and Citadel Class B Stock in respect of the Craig and Reading stock options to be assumed by Citadel in connection with the Consolidation, and (d) the amendment of Citadel's articles of incorporation to change Citadel's name to "Reading Entertainment, Inc." by the holders of Citadel Class B Stock at joint meetings of the stockholders to be held on December 31, 2001 (the "Joint Meetings"). Each of the Reporting Persons has agreed pursuant to the Voting Covenant to vote its or his shares of stock of Citadel, Craig and Reading at the Joint Meetings in favor of such matters.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Each of the Reporting Persons may be deemed to own beneficially the Reading Common Stock owned beneficially by all the Reporting Persons by virtue of their agreement to vote the Reading Common Stock as set out in the Voting Covenant as described in Item 3 above, which information is incorporated herein by reference. The purpose of the Voting Covenant is to stockholder approvals of the issuance of the Citadel Class A Stock and Citadel Class B Stock, the Merger Agreement, and the amendment to the Citadel 1999 Stock Option Plan and to help to assure stockholder approval of the change of Citadel's name to "Reading Entertainment, Inc." at the Joint Meetings. Such approvals are conditions to completion of the Consolidation.


     Items (a), (c), (d), (f), (g), (i) and (j).  Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items (a)-(c). Cotter, by virtue of the Voting Covenant, may be deemed to beneficially own 5,806,748 shares of Reading Common Stock, including 5,165,516 shares owned of record by Craig and 635,232 shares issuable upon the exercise of currently outstanding and exercisable stock options held by Cotter. This represents 71.8% of the outstanding Reading Common Stock, assuming the exercise of such options by Cotter. By virtue of the Voting Covenant, Cotter may be deemed to have shared voting power over the 5,165,516 shares of Reading Common Stock owned by Craig. Furthermore, Cotter may also be deemed to beneficially own a total of 5,098,492 additional shares of Reading Common Stock by virtue of Craig's beneficial ownership of Reading series B preferred stock and Citadel's beneficial ownership, through a wholly owned subsidiary, of Reading series A preferred stock. Cotter may be deemed to have shared voting power over such stock with the other Reporting Persons by virtue of the Voting Covenant. For information on this, see the paragraphs below pertaining to Craig and Citadel below. It is to be noted, however, that the articles of incorporation of the Citadel subsidiary holding such Reading Series A Preferred Stock provides that the voting of such securities is to be determined solely by that Company's independent directors.

     Craig, by virtue of the Voting Covenant, may be deemed to beneficially own 5,806,748 shares of Reading Common Stock, including 6,000 shares owned of record by an affiliate of Cotter and 635,737 shares issuable upon the exercise of Cotter's stock options as described above. This represents 71.8% of the outstanding Reading Common Stock, assuming the exercise of such options by Cotter. Additionally, Craig beneficially owns 550,000 shares of Reading series B preferred stock, which is convertible at Craig's election into 4,489,796 shares of Reading Common Stock. As a result, Craig may be deemed to beneficially own and have sole dispositive power over these additional shares of Reading Common Stock. By virtue of the Voting Covenant, Craig may also be deemed to have shared voting power over such stock with the other Reporting Persons as indicated in Item 4. Craig may also be deemed to own beneficially additional shares of Reading Common Stock by virtue of Citadel's beneficial ownership of Reading Series A Preferred Stock. For information on this, see this Item 5 below pertaining to Citadel.

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Page                                                                           6

     Citadel, by virtue of the Voting Covenant, may be deemed to beneficially own 5,806,748 shares of Reading Common Stock also owned beneficially by Craig and Cotter. This represents 71.8% of the outstanding Reading Common Stock, assuming the exercise of such options by Cotter. Citadel may be deemed to have shared voting power over such stock with the other Reporting Persons. Additionally, Citadel beneficially owns 70,000 shares of Reading series A preferred stock, which is convertible at Citadel's election into 608,696 shares of Reading Common Stock. As a result, Citadel may be deemed to beneficially own and have sole dispositive power over these additional shares of Reading Common Stock. By virtue of the Voting Covenant, Citadel may be deemed to have shared voting power over such stock with the other Reporting Persons as indicated in
Item 4. Citadel may also be deemed to beneficially own additional Reading Common Stock by virtue of Craig's beneficial ownership of Reading series B preferred stock as described above.

     The percentages of ownership reported above are based upon the 7,449,364 shares of Reading Common Stock stated by Reading to be outstanding in its most recently available filing with the Securities and Exchange Commission, as adjusted to reflect the potential exercise of outstanding stock options.

     The Reading series A and series B preferred stock are voting securities, with 9.64 votes per share with respect to all matters put before the stockholders of that company. Assuming no exercise of stock options or conversion of Reading series A or series B preferred stock into reading Common Stock, Craig holds 78% of the voting power of Reading and Citadel, through its subsidiary, holds an additional 5% of the voting power of Reading. Accordingly, on a combined basis, Craig and Citadel hold, directly or through their affiliates, 83% of the voting power of Reading.

     Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B beneficially owns, or has acquired or disposed of, any shares of Reading Common Stock during the past 60 days.

     Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Item 3, 4 and 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Craig, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.



         Exhibit Number              Description
         --------------              ------------
     1                   Joint Filing Agreement Among Craig,
                         Citadel and Cotter.

     2. Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, dated as of August 17, 2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration

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Page                                                                          7

                         Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11,
                         2001).

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Page                                                                          8

                                   Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:   December 28, 2001



                                   /s/ James J. Cotter
                                   --------------------------------------------
                                   Name:  James J. Cotter
                                   --------------------------------------------

                                   Citadel Holding Corporation



                                   By:    /s/ Andrzej Matycynski
                                   --------------------------------------------
                                   Name:  Andrzej Matycynski
                                   Title: Chief Financial Officer
                                   --------------------------------------------

                                   Craig Corporation


                                   By:    Andrzej Matycynski
                                   --------------------------------------------
                                   Name:  Andrzej Matycynski
                                   Title: Chief Financial Officer


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Page                                                                          9

                                                                         ANNEX A

             DIRECTORS AND EXECUTIVE OFFICERS OF CRAIG CORPORATION

          The names and present principal occupations of the directors and executive officers of Craig Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                           Principle Occupation
                                                           or Employment and
Name                           Office                      Address
----                           -------                     ---------------------
James J. Cotter                Chairman of the Board       In addition to the positions noted, Mr.
                               and Chief Executive         Cotter is also the Chairman of the Board
                               Officer                     and Chief Executive Officer of Reading
                                                           and Citadel.  All three companies'
                                                           business address is at 550 South Hope
                                                           Street, Suite 1850, Los Angeles,
                                                           California 90071.

S. Craig Tompkins              President and a Director    In addition to the positions noted, Mr.
                                                           Tompkins is also the Vice Chairman of the
                                                           Board, Corporate Secretary and a Director
                                                           of Reading, and Corporate Secretary and
                                                           Vice Chairman of the Board, Corporate
                                                           Secretary and a Director of Citadel.

Margaret Cotter                Director                    Mrs. Cotter's business address is the
                                                           same as noted above with respect to Mr.
                                                           Cotter.

William D. Gould               Director                    Mr. Gould is an attorney and member of
                                                           Troy & Gould Professional Corporation,
                                                           which is located at 1801 Century Park
                                                           East, Los Angeles, California, 90067-2367.

Gerald P. Laheney              Director                    Mr. Laheney's business address is the
                                                           same as noted above with respect to Mr.
                                                           Cotter.

Robert M. Loeffler             Director                    Mr. Loeffler is also a director of
                                                           Reading and Citadel.

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Page                                                                          10

Andrzej Matcyzynski            Chief Financial             Mr. Matcyzynski is also the Chief
                               Officer and Treasurer       Administrative Officer and Chief
                                                           Financial Officer of Reading, and Chief
                                                           Financial Officer and Treasurer of
                                                           Citadel.

Ellen M. Cotter                Vice President,             In addition to the position noted, Ms.
                               Business Affairs            Cotter is also Vice President, Business
                                                           Affairs of Reading and President of
                                                           Reading Entertainment Australia Pty,
                                                           Ltd., which has the same business address
                                                           as Reading.

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Page                                                                          11

                                                                         ANNEX B

        DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL HOLDING CORPORATION

          The names and present principal occupations of the directors and executive officers of Citadel Holding Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States. [ADD DIRECTORS VILLASENOR, SOADY AND LOEFFLER.]

                                                                                      Principle Occupation
                                                                                      or Employment and
Name                                      Office                                      Business Address
----                                      ------                                      --------------------
James J. Cotter                           Chairman of the Board and Chief Executive   In addition to the positions noted, Mr.
                                          Officer                                     Cotter is also the Chairman of the Board
                                                                                      and Chief Executive Officer of Craig and
                                                                                      Reading.  All three companies' business
                                                                                      address is 550 South Hope Street, Suite
                                                                                      1825, Los Angeles, California 90071.

S. Craig Tompkins                         Corporate Secretary and Vice Chairman of    In addition to the positions noted, Mr.
                                          the Board                                   Tompkins is also the Vice Chairman of the
                                                                                      Board, Corporate Secretary and a Director
                                                                                      of Reading, and President and a Director
                                                                                      of Craig.

Andrzej Matyczynski                       Chief Financial Officer and Treasurer       In addition to the positions noted, Mr.
                                                                                      Matyczynski is also the Chief
                                                                                      Administrative Officer and Chief
                                                                                      Financial Officer of Reading, and Chief
                                                                                      Financial Officer and Treasurer of Craig.

Robert F. Smerling                        President Citadel Cinemas, Inc.             In addition to the position noted, Mr.
                                                                                      Smerling is also the President and a
                                                                                      Director of Reading.

Brett Marsh                               Vice President of Real Estate               In addition to the position noted, Mr.
                                                                                      Marsh is also the Vice President-Real
                                                                                      Estate of Reading.

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Page                                                                          12

                               INDEX TO EXHIBITS




     Exhibit Number                 Description
     --------------                 -----------
      1                        Joint Filing Agreement Among Craig, Citadel and
                               Cotter.

      2. Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, dated as of August 17, 2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11, 2001).

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                                                                              13